Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 20, 2012

File No. 333-173503

Investor Relations (303) 691-4350
Investor@aimco.com
Elizabeth Coalson
Vice President Investor Relations
(303) 691-4327

AIMCO ANNOUNCES PUBLIC OFFERING OF COMMON STOCK

DENVER, COLORADO, June 20, 2012

Apartment Investment and Management Company (“Aimco”) (NYSE: AIV) announced today that it has commenced a public offering of 11,041,934 shares of its common stock, consisting of 9,000,000 shares to be sold by Aimco and 2,041,934 shares to be sold by selling stockholders. Aimco intends to use the net proceeds from its offering of common stock, along with available cash, to redeem all outstanding shares of its Class U Cumulative Preferred Stock.

The secondary shares are being sold by Aimco’s Chairman and Chief Executive Officer, Terry Considine, and a Considine family partnership, and are the result of near-term expiring options (granted in 2003 and 2004 as part of his annual compensation) that he will exercise in connection with this offering. The options being exercised have a weighted average exercise price of $23.01 per share. The proceeds to Mr. Considine and his family partnership, net of the aggregate option exercise price, are expected to represent approximately 9% of the total value of Mr. Considine’s beneficial ownership in Aimco (based on current market prices and the spread value of remaining options).

Citigroup and Morgan Stanley will act as joint book-running managers for the offering. Aimco will grant the underwriters a 30-day option to purchase an additional 1,350,000 shares of its common stock.

Aimco has previously indicated that it expects total property sales in 2012 to be between $550 million and $650 million (before repayment of related property debt and transaction costs). Aimco has already completed approximately $162 million of property dispositions in 2012, and plans to continue to identify opportunities to accelerate portfolio upgrades by selling additional properties in 2012.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The shares are being offered pursuant to an effective shelf registration statement (including a prospectus) filed with the Securities and Exchange Commission. Before you invest, you should read the prospectus in that registration statement and other documents Aimco has filed with the SEC for more complete information about Aimco and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Copies of the prospectus and related prospectus supplement for the offering may also be obtained from Citigroup, Brooklyn Army Terminal, 140 58th Street, Brooklyn, NY 11220, (Tel: 800-831-9146), or Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014 (Tel: (866) 718-1649; email address: prospectus@morganstanley.com).

Aimco is a real estate investment trust that is focused on the ownership and management of quality apartment communities located in the largest markets in the United States. Aimco is one of the country’s largest owners and operators of apartments, with 361 communities serving approximately 250,000 residents in 30 states, the District of Columbia and Puerto Rico. Aimco common shares are traded on the New York Stock Exchange under the ticker symbol AIV and are included in the S&P 500. For more information about Aimco, please visit our website at www.aimco.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements related to portfolio upgrades and property sales, the completion, timing and size of the proposed offering of securities by Aimco and the use of net proceeds therefrom. These forward-looking statements are based on management’s judgment as of this date and include certain risks and uncertainties. Risks and uncertainties include, but are not limited to, Aimco’s ability to maintain current or meet projected occupancy, rental rates and property operating results. Actual results may differ materially from those described in these forward-looking statements and, in addition, will be affected by a variety of risks and factors, some of which are beyond the control of Aimco, including, without limitation: financing risks, including the availability and cost of capital markets financing and the risk that our cash flows from operations may be insufficient to meet required payments of principal and interest; earnings may not be sufficient to maintain compliance with debt covenants; real estate risks, including fluctuations in real estate values and the general economic climate in the markets in which we operate and competition for residents in such markets; national and local economic conditions, including the pace of job growth and the level of unemployment; the terms of governmental regulations that affect Aimco and interpretations of those regulations; the competitive environment in which Aimco operates; the timing of acquisitions and dispositions; insurance risk, including the cost of insurance; natural disasters and severe weather such as hurricanes; litigation, including costs associated with prosecuting or defending claims and any adverse outcomes; energy costs; and possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by Aimco.

In addition, our current and continuing qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code and depends on our ability to meet the various requirements imposed by the Internal Revenue Code, through actual operating results, distribution levels and diversity of stock ownership.

Readers should carefully review Aimco’s financial statements and notes thereto, as well as the risk factors described in Aimco’s Annual Report on Form 10-K for the year ended December 31, 2011, and the other documents Aimco files from time to time with the Securities and Exchange Commission. These forward-looking statements reflect management’s judgment as of this date, and Aimco assumes no obligation to revise or update them to reflect future events or circumstances.